





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VNTR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza, 14th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Ste 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Brachfeld _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

VNTR Securities LLC _____ , as

of December 31 _____, 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of NY
County of NY

_____
Notary Public   03/01/2019

_____
Signature

_____CEO_____
Title

NATALIE MUNOZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MU6333628
Qualified in Kings County
My Commission Expires 11-30-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2018

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of VNTR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VNTR Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of VNTR Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of VNTR Securities, LLC's management. Our responsibility is to express an opinion on VNTR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VNTR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital under SEC, Schedule II-Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of VNTR Securities, LLC's financial statements. The supplemental information is the responsibility of VNTR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital under SEC, Schedule II-Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants
Weintraub & Associates, LLP

We have served as VNTR Securities, LLC 's auditor since 2016.

White Plains, New York

February 27, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

VNTR SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

<u>ASSETS</u>

Assets		
Cash		$ 1,299,570
Prepaid Expenses		11,722
Total Assets		$ 1,311,292

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Liabilities		
Accrued Expenses		$ 212,353
Due to MVH		13,462
Total Liabilities		225,815
Member's Capital		1,085,477
Total Liabilities and Member's Capital		$ 1,311,292

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues	
Commission Income	$ 7,350,312
Expenses	
Commission, Compensation and Benefits	4,096,286
Finder's Fees	1,824,133
Professional Fees	82,360
Administrative Fees	63,850
Regulatory Fees	35,064
Occupancy Expenses	30,000
Other Operating Expenses	7,244
Total Operating Expenses	6,138,937
Net Income	$ 1,211,375

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2018

Balance - January 1, 2018	$	324,102
Member's Distribution		(450,000)
Net Income		1,211,375
Balance - December 31, 2018	$	1,085,477

VNTR SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities		
Net Income	$	1,211,375
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Prepaid Expenses		(4,158)
Increase in Accrued Expenses		201,267
Decrease in Due to MVH		(4,997)
Net Cash Provided by Operating Activites		1,403,487
Cash Flows From Financing Activities		
Member's Distributions		(450,000)
Net Cash Used by Financing Activities		(450,000)
Net Increase in Cash		953,487
Cash - Beginning of Period		346,083
Cash - End of Period	$	1,299,570

Note (1) - Nature of business:

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primary in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Private placement revenues and direct purchasing of negotiated private transactions are recognized when earned.

(B) Cash:

The Company maintains its cash in a high credit quality financial institution. Balance at times may exceed federally insured limits.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration of Credit Risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (2) - Summary of significant accounting policies (Continued)

(F) New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 had no effect on reported financial position, results of operations or related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for report periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through February 27, 2019 the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company has a lease with an affiliate ("Affiliate") to occupy space at $2,500 a month. Rent expense for the year ended December 31, 2018 was $30,000.

In addition, the Company has an expense sharing agreement with the Affiliate for providing administrative services. Administrative fees provided by the Affiliate for the year ended December 31, 2018 was $63,850 with a payable of $13,462 at year end.

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $1,073,755 which exceeded its requirement of $15,054 by $1,058,701. The Company had a ratio of aggregate indebtedness to net capital of .21 to 1 at December 31, 2018.

VNTR SECURITIES LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2018

SCHEDULE I

Members Capital		$ 1,085,477
Non-allowable Assets:		
Prepaid Expenses	$ 11,722	
Total Non-Allowable Assets		11,722
Net Capital on Proprietary Positions		1,073,755
Net Capital		1,073,755
Minimum Net Capital Requirement - the greater of $5,000		
or 6-2/3% of aggregate indebtness of $225,815		15,054
Excess Net Capital		$ 1,058,701
Ratio of Aggregate Indebtness to Net Capital		.21 to 1
Schedule of Aggregate Indebtedness:		
Accrued Expenses	$ 212,353	
Due to MVH	13,462	
Total Aggregrate Indebtedness		$ 225,815
Reconciliation with the Company's Computation (included		
in Part IIA of Form X-17-a-5 as of December 31, 2018):		
Net Capital, as reported in the Company's Part IIA unaudited		
FOCUS Report	$ 1,058,755	
Adjustment affecting net income	15,000	
Net Capital per above`	$ 1,073,755	

VNTR SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

VNTR SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE COMPANY'S EXEMPTION REPORT

To the Board of Directors and Member
of VNTR Securities, LLC

We have reviewed management's statements, included in the accompanying VNTR Securities LLC Exemption Report, in which (1) VNTR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VNTR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) VNTR Securities, LLC stated that VNTR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VNTR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VNTR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub Associates, LLP

White Plains, New York
February 27, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

VNTR Securities LLC
5 Penn Plaza, 14th Floor
NEW York, NY 10001
212-585-9900

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

To the best knowledge and belief of VNTR Securities, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2018.



Eric Brachfeld
President